UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53697

CORONUS SOLAR INC.
(Exact name of registrant as specified in its charter)

1100-1200 West 73rd Avenue
Vancouver, British Columbia, Canada V6P 6G5
604-267-7078
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Without Par Value Per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

               Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

               Approximate number of holders of record as of the certification or notice date: __________38____________

               Pursuant to the requirements of the Securities Exchange Act of 1934, Coronus Solar Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 29, 2014	By: /s/ Jeff Thachuk
Name: Jeff Thachuk
Title: Chief Executive Officer